August 27, 2015

Via Edgar

Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549

U.S.A.

Re:          Kyocera Corporation

Form 20-F for the Fiscal Year Ended March 31, 2015

Filed June 30, 2015

File No. 1-07952

Dear Mr. James:

In response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 19, 2015, with respect to Form 20-F of Kyocera Corporation (“we”, “our”, “us” and “Kyocera”) for the year ended March 31, 2015, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

Form 20-F for the Fiscal Year Ended March 31, 2015

Item 18. Financial Statements

Consolidated Statements of Income, page F-4

1.              We note from page F-26 that in fiscal 2015, Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million and included the amount in selling, general and administrative expenses. Since the amount is not associated with a discontinued operation, in future filings please present the amount of the goodwill impairment loss as a separate line item in the consolidated statement of income consistent with FASB ASC 350-20-45-2.

Response:

Kyocera acknowledges the Staff’s comments and in future filings, we will present the amount of the goodwill impairment loss as a separate line item in the consolidated statement of income consistent with FASB ASC 350-20-45-2.

Note 1. Accounting Policies

Allowances for Doubtful Accounts, F-11

2.              We note that when Kyocera determines it is unable to collect receivables, Kyocera directly writes-off these receivables to expenses in the period incurred. Please explain to us how you apply FASB ASC 310-10-35-8 through 35-10 in determining the amount and timing of the recognition of losses on receivables.

Response:

Kyocera acknowledges the Staff’s comments and advises the Staff that its accounting policy, consistent with the requirements of FASB ASC 310 Receivables, is to maintain an allowance for doubtful accounts related to trade notes receivables, trade accounts receivable, and finance receivables for estimated losses resulting from customers’ inability to make timely payments. Kyocera accrues all losses from uncollectible accounts when it is considered probable the asset has been impaired and the amount of loss can be reasonably estimated. Receivable are written off when they are deemed uncollectible. To write off the receivable Kyocera records a charge-off of receivables against the allowance for doubtful accounts, charge-offs are shown in the analysis of movements in valuation allowances in Note 6 to the Consolidated Financial Statements.

Kyocera has not recorded any direct write-offs of receivables to the income statement for the three years in the period ended March 31, 2015. Accordingly, in future filings, we will revise our policy note to clarify that write-offs of receivables are recorded as a charge off against the allowance for doubtful accounts.

*        *        *        *        *

With respect to the comments of the Staff and the responses thereto of Kyocera set forth above, Kyocera acknowledges that:

•                  Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Kyocera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer
and General Manager of Corporate Financial and Accounting Group
(Principal Financial Officer)
Kyocera Corporation
Tel: +81-75-604-3500
Fax: +81-75-604-3557

CC:

Ms. Lynn Dicker
Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

Ms. Kate Tillan
Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

Mr. Yukihiro Matsunaga
Partner, PricewaterhouseCoopers Kyoto
Tel: +81-75-241-1901

Mr. Wayne Carnall
Partner, PricewaterhouseCoopers L.L.P.
Tel: +1-973-236-4233